CONFIDENTIAL TREATMENT REQUESTED
BY RSE COLLECTION, LLC

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

George J. Leimer

Chief Executive Officer

RSE Markets, Inc., the ultimate parent of
RSE Collection, LLC

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 2nd Floor

New York, NY 10012

347-952-8058

May 6, 2022

VIA EDGAR AND ELECTRONIC SECURE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Collection, LLC

Post-Qualification Amendment No. 15 to Form 1-A

Filed April 13, 2022

File No. 024-11584

Ladies and Gentlemen:

This letter is being submitted by RSE Collection, LLC (the “Company”) in response to the comment letter dated May 6, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 15 to its Offering Statement on Form 1-A (CIK No. 0001688804; File No.: 024-11584) publicly filed with the Commission on April 13, 2022 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected

CONFIDENTIAL TREATMENT REQUESTED
BY RSE COLLECTION, LLC

portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

Post Qualification Amendment No. 15 to Form 1-A filed April 13, 2022

General

1.We have reviewed the test the waters materials for some of your prior offerings, and it is unclear how you selected the comparable assets included in the comparable asset value charts included in such materials. Please explain how you selected the comparable assets for the following offerings:

•Mutant Ape #857 NFT

•MEEBIT #7985 NFT

•Welding Goggles Cryptopunk # 2981 NFT

•World of Women #2221 NFT

•JetPack Bored Ape Kennel Club #7820 NFT

•04 S.I. For Kids Michael Phelps Rookie Card

•20 Topps Max Verstappen Signed Triple Patch Card

•89 Ken Griffey Jr. Debut Ticket

Please tell us whether you used the method on selecting comparable assets that was provided to us in connection with our review of RSE Innovation, LLC's post-qualification amendment no. 2 to Form 1-A. If so, please explain how the method applied for each offering. If not, please tell us why not and explain how you selected the comparable assets.

Response:  The Company respectfully acknowledges the Staff’s comment.  Appendix A to this Response Letter sets forth the process that the Company used to select comparable assets for the Comparable Asset Value Chart relating to the requested series.  Furthermore, as previously discussed with the Staff, the Company has removed all comparable assets that are not the exact same asset from the Comparable Asset Value Charts with respect to all Series the Company is currently seeking to be qualified in post-qualification amendments 15, 16, 17, 18 and 19.

2.Please revise your comparable asset value charts to address the following:

•Please indicate that the chart includes only asset values for the particular asset, where applicable.

•Please include labels on the x and y axis so that potential investors can understand the time period and price covered by the graph. We note that the use of the "1M," "3M," "6M," and "1Y" labels along the x axis appear to indicate that the graph covers a period of one year, when in fact most of the graphs cover a much longer timeframe.

Response:  The Company respectfully acknowledges the Staff’s comment. To aid investors’ evaluation of the information presented in the Chart, the Company will, on a going-

CONFIDENTIAL TREATMENT REQUESTED
BY RSE COLLECTION, LLC

forward basis, revise the comparable asset value chart as it appears in the app and on the website as soon as practicably possible (likely within two weeks) in order to indicate that the chart includes only asset values for the particular asset, where applicable. Additionally, we note that the use of the "1M," "3M," "6M," and "1Y" labels along the x axis are interactive buttons that users can select to see the comparable assets sold within the selected time period. Nevertheless, as soon as practicably possible, the Company will label the x axis and y axis to reflect time and price, respectively, and will remove the "1M," "3M," "6M," and "1Y" buttons from the x axis, so that potential investors can more easily understand the time period and price covered by the graph.

3.We note that the similar asset sales chart in the test the waters material for #WOW6586, including those available on the Rally Rd. app, indicates that 82 comparable transactions are included, when we note that the comparable asset graph that you submitted as an exhibit to post-qualification amendment no. 12 indicates that the are four comparable transactions. Please advise.

Response:  The Company respectfully acknowledges the Staff’s comment. The test the waters material for #WOW6585 was filed right when the Company’s affiliate committed to only including prior sales for the same exact asset in the comparable asset chart. While the Company revised the test the waters material, it inadvertently did not update the chart in the app accordingly. The Company will update the app to reflect only the sales of #WOW6586 as soon as possible.

4.We note that the test the waters materials filed as exhibits include a section entitled "Coming Soon" with the language required by Rule 255 of Regulation A. However, we are unable to locate such language in the test the waters materials used on the Rally Rd app. Please advise.

Response:  The Company respectfully acknowledges the Staff’s comment. With respect to offerings that are not yet qualified, users may access the language required by Rule 255 of Regulation A by clicking the document icon in the app (circled in the image below). Once an offering is qualified, that document icon directs users to the applicable post-qualification amendment (once a user clicks on the document icon).

CONFIDENTIAL TREATMENT REQUESTED
BY RSE COLLECTION, LLC

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilian Niederste-Ostholt, RSE Collection, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.

CONFIDENTIAL TREATMENT REQUESTED
BY RSE COLLECTION, LLC

APPENDIX A

Comparable Asset Selection Methodology

[***]

A-1